EXHIBIT 8.1
                                                              -----------


   May 12, 1997



   Board of Directors
   Labe Federal Bank for Savings
   4343 N. Elston Avenue
   Chicago, IL  60641

        RE: Federal and Illinois Income Tax Opinion Relating to the Tax-Free Formation of LDF, Inc. and the Acquisition of Labe Federal Bank for Savings by the Newly-Formed Holding Company Under the Internal Revenue Code of 1986, As Amended, and the Illinois Income Tax Act.

   Gentlemen:

   You have requested our opinion regarding the federal and Illinois income tax consequences of the formation of LDF, Inc. ("Holding Company") and the acquisition by Holding Company of 100 percent of all of the outstanding shares of Labe Federal Bank for Savings ("Bank").


                                    FACTS
                                    ----

   Bank is a federal savings bank organized in stock form with its main banking premises located in Chicago, Illinois. As of December 31, 1996, Bank had capital stock outstanding of $306,806, consisting of 306,806 shares of common stock with a par value of $1.00 per share. As of that date, Bank had 144 stockholders of record.

   Holding Company is a corporation duly organized and validly existing under the laws of the state of Delaware. As of the date hereof, Holding Company had authorized capital stock consisting of 1,000,000 shares of common stock, $1.00 par value per share, of which one (1) share was outstanding and owned by Lowell I. Stahl, Chairman of the Board of Bank.

   Interim Savings Bank, FSB ("Interim Bank") is a federal savings bank to be formed to facilitate the transaction described below. As of the date of said transaction, Interim Bank will have outstanding capital stock of $100, consisting of 100 shares of common stock with a par value of $1.00 per share. All of the capital stock of Interim Bank will be owned of record by Holding Company.

   Upon receiving shareholder approval from the shareholders of Bank, Interim Bank will be merged with and into Bank with Bank surviving the transaction (the "Merger"). As of the effective date of the Merger, each share of common stock of Bank that is issued and outstanding immediately prior to the Merger will become and be converted into one
   (1) share of common stock of Holding Company. Each share of common stock of Interim Bank as of the effective date of the Merger will be surrendered and canceled, and Holding Company will not receive any payment for such shares. Upon completion and as a result of the Merger, all of the issued and outstanding shares of common stock of Bank will be owned by Holding Company and all shares of the common stock of Bank held by Bank as treasury stock will be canceled.

   Bank stockholders will have the right to dissent from the Merger and demand payment of the appraised value of their shares. Dissenting stockholders entitled to receive the appraised value of their shares will receive cash from Holding Company in the amount of the appraised value of such shares.

   The Merger Agreement and the Registration Statement Form S-4 contain detailed descriptions of the Merger. These documents as well as the following representations and assumptions are incorporated in this statement of the facts.


                 ADDITIONAL ASSUMPTIONS AND REPRESENTATIONS
                 -------------------------------------------

   We have relied upon the following assumptions and representations in rendering this opinion.

        1. Bank shareholders who receive shares of Holding Company Common Stock in the Merger will not transfer any properties or liabilities to the Holding Company other than Bank Common Stock.

        2. The Holding Company will only have one class of stock outstanding after the Merger.

        3. Bank shareholders who receive shares of Holding Company Common Stock in the Merger will own, in the aggregate, 100 percent of the Holding Company Common Stock after the Merger.

        4. The Holding Company does not intend to issue additional shares other than the issuance of the shares of its common stock pursuant to the Merger.

        5. The Holding Company has no intention of disposing of the Bank stock acquired in the Merger or of liquidating Bank following the Merger.

        6. There is no plan for the Holding Company to be merged into another corporation subsequent to the Merger.

        7. Bank will not have any net operating losses, capital loss carryovers, or built-in losses at the time of the Merger.

        8.   Bank will be solvent at the time of the Merger.

        9. There will be no indebtedness between Bank and Holding Company created as a result of the Merger.

        10. After the Merger, Holding Company will own stock of Bank which possesses at least 80 percent of the total voting power of all of the stock of Bank and at least 80 percent of the value of all the stock of Bank.

        11. No stock or securities of Holding Company will be issued for services rendered to or for the benefit of Holding Company in connection with the Merger.

        12. All exchanges and transfers related to the Merger will occur on or approximately on the same date.

        13. Holding Company will not be an investment company within the meaning of Section 351(e)(1) of the Internal Revenue Code ("IRC") and Section 1.351-1(c)(1)(ii) of the Income Tax Regulations.


                                   OPINION
                                   -------

   Based on our understanding of the foregoing facts, representations and assumptions, and the applicable laws and regulations, we are of the opinion that for federal and Illinois income tax purposes:

        1. The formation of Holding Company and the merger of Interim Bank with and into Bank, as described above, will be treated as involving, in substance, the transfer of Bank Common Stock for Holding Company Common Stock. The transitory existence of Interim Bank and its merger with and into Bank will be disregarded.

        2. No gain or loss will be recognized on the receipt of Holding Company Common Stock by the Bank common shareholders who receive solely Holding Company Common Stock in exchange for Bank Common Stock (IRC Section 351(a)).

        3. No gain or loss will be recognized by Holding Company on the receipt of Bank Common Stock solely in exchange for shares of Holding Company Common Stock (IRC Section 1032).

        4. The basis of the Holding Company Common Stock received by a Bank common shareholder will be the same as the adjusted basis of the Bank Common Stock surrendered in exchange therefor (IRC Section 358).

        5. The holding period of the Holding Company Common Stock received by a Bank common shareholder in exchange for the transfer of Bank Common Stock will include the period during which the Bank Common Stock surrendered in exchange therefor was held, provided that the Bank Common Stock was held as a capital asset on the date of the exchange (IRC Section 1223(1)).

        6. Gain or loss, if any, will be recognized by a Bank common shareholder who dissents from the Merger and receives solely cash in exchange for Bank Common Stock.

   Our opinion is based on the Internal Revenue Code, Illinois Code, Regulations, administrative pronouncements and case law in existence as of the date of this opinion and based on the facts contained herein. However, our opinion is not binding on the Internal Revenue Service or the state of Illinois, and the Internal Revenue Service or the state of Illinois could disagree with the conclusions reached in our opinion.

   No opinion is expressed under the provisions of other sections of the Internal Revenue Code and Regulations which may be applicable thereto, or to the tax treatment of any conditions existing at the time of, or effects resulting from, the transaction which are not specifically covered by the opinion set forth above.

   If any fact or assumption contained in this opinion changes, it is imperative we be notified to determine the effect, if any, on the conclusions reached herein.

   Very truly yours,




   Crowe, Chizek and Company LLP